UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2018

Commission File Number: 001-38375

SSLJ.COM LIMITED

23/F, Block 4, Oceanwide International SOHO Town, Jianghan District, Wuhan, P.R. China 430000

Tel: +8627 83668638

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ] No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

On January 7, 2018, SSLJ.com Limited (the “Company”) received a deficiency notice from The NASDAQ Stock Market, Inc. (“NASDAQ”) stating that the Company has not filed its financial information for the six-month period ended June 30, 2018 on a Form 6-K (the “Filing”) and as a result the Company no longer complies with NASDAQ’s listing rules for continued listing set forth in the Listing Rule 5250(c)(2). NASDAQ has informed the Company that it has 60 calendar days or until March 8, 2019 to submit a plan (the “Plan”) as definitive as possible to regain compliance with the NASDAQ’s continued listing requirements. If NASDAQ accepts the Company’s Plan to regain compliance in that respect, NASDAQ can grant an exception of up to 180 calendar days from the prescribed Filing due date or until July 1, 2019 to regain compliance.

In determining whether to accept the Company’s Plan, NASDAQ will consider things as the likelihood that the Filing and any subsequent periodic filings can be made within the 180-day period, the Company’s past compliance history, the reasons for the late filing, other corporate events that may occur within the NASDAQ review period, the Company’s overall financial condition and its public disclosures.

The Company is currently working on the Plan to regain compliance with respect to the Listing Rule 5250(c)(2) to meet the requirements for continued listing on the NASDAQ Capital Market. It intends to submit such Plan to NASDAQ as soon as practicable prior to March 8, 2019.

On January 11, 2019, the Company published an announcement (the “Press Release”) to disclose such deficiency notice. A copy of the Press Release is attached herein as Exhibit 99.1.

This report on Form 6-K (including the exhibit hereto) shall not be deemed to be “filed” for purposes of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and shall not be incorporated by reference into any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such filing.

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 99.1	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SSLJ.com Limited

By:	/s/ Warren Wang
Warren Wang Chief Executive Officer

Date: January 11, 2019